UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 28, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 002, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-1314709
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty Street, 29th Floor

New York, New York 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On June 23, 2022, Masterworks 002, LLC, a Delaware limited liability company (the “Company”) and the 002 Segregated Portfolio of Masterworks Cayman, SPC agreed to sell the painting created by Claude Monet, entitled xCxoxuxpx xdxex xVxexnxtx (the “Painting”) for $8,000,000 in cash (the “Sale Price”) to Heather James Jackson, LLC (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). The Sale Price was determined based on arm’s length negotiations among the parties. The Terms and Conditions also contain representations, warranties, and covenants of the parties that are customary for transactions of this type. A copy of the Terms and Conditions is attached to this Form 1-U as Exhibit 6.1.

Also on June 23, 2022, title of the Painting passed to Buyer after the Company received payment in full of the Sale Price from Buyer.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Masterworks Standard Terms and Conditions of Sale

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 002, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: June 28, 2022